                                 SCHEDULE 13G/A

                                 (RULE 13d-102)

 Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2.



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                              (Amendment No. 1)(1)


                             QUALITY PRODUCTS, INC.
--------------------------------------------------------------------------------
                              (Name of Issuer)

                   Common Stock, par value $0.00001 per share
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                       (Title of Class of Securities)

                                  747578 40 9
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                                 (CUSIP Number)

                               September 13, 2001
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            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]    Rule 13d-1(b)

                  [X]    Rule 13d-1(c)

                  [ ]    Rule 13d-1(d)

         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 747578 40 9                13G/A                    PAGE 2 OF 7 PAGES
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  1     Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
        (Entities Only)

        Dan L. Drexler
--------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group     (a) [ ]
        (See Instructions)                                   (b) [ ]


--------------------------------------------------------------------------------
  3     SEC Use Only


--------------------------------------------------------------------------------
  4     Citizenship or Place of Organization

        United States of America
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    Number of
                           5       Sole Voting Power

     Shares                        81,000
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power

                                   533,332
     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power

       Each                        81,000
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power


    Person With                    533,332
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  9     Aggregate Amount Beneficially Owned by Each Reporting Person

        614,332
--------------------------------------------------------------------------------
 10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)*


--------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row (9)

        19.9% (based on 2,817,999 shares issued and outstanding as of August
        6, 2001, as reported in the Issuer's Form 10-QSB for the quarter ended June 30, 2001, plus 266,666 shares added as a result of a note conversion into common stock for a total of 3,084,665 shares of common stock outstanding).
--------------------------------------------------------------------------------
 12     Type of Reporting Person*

        IN
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO. 747578 40 9                13G/A                    PAGE 3 OF 7 PAGES
--------------------------------------------------------------------------------
  1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

        Richard A. Drexler
--------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group     (a) [ ]
        (See Instructions)                                   (b) [ ]


--------------------------------------------------------------------------------
  3     SEC Use Only


--------------------------------------------------------------------------------
  4     Citizenship or Place of Organization

        United States of America
--------------------------------------------------------------------------------
    Number of
                           5       Sole Voting Power

     Shares                        0
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power

                                   533,332
     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power

       Each                        0
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power


    Person With                    533,332
--------------------------------------------------------------------------------
  9     Aggregate Amount Beneficially Owned by Each Reporting Person

        614,332
--------------------------------------------------------------------------------
 10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)*


--------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row (9)

        19.9% (based on 2,817,999 shares issued and outstanding as of August
        6, 2001, as reported in the Issuer's Form 10-QSB for the quarter ended June 30, 2001, plus 266,666 shares added as a result of a note conversion into common stock for a total of 3,084,665 shares of common stock outstanding).
--------------------------------------------------------------------------------
 12     Type of Reporting Person*

        IN
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO. 747578 40 9                13G/A                    PAGE 4 OF 7 PAGES

ITEM 1.

(a)    Name of Issuer:                                Quality Products, Inc.
(b)    Address of Issuer's Principal Executive        560 West Nationwide Blvd.
       Offices:                                       Columbus, OH 43215

ITEM 2.

(a)-(c) Name, Principal Business Address and Citizenship of Persons Filing:

       (1)  Dan L. Drexler
            875 North Michigan Avenue
            Suite 3512
            Chicago, IL 60611
            Citizenship:   USA

       (2)  Richard A. Drexler
            222 East Wisconsin Avenue
            Lake Forest, IL 60045
            Citizenship:   USA

(d)    Title of Class of Securities:  Common Stock, par value $0.00001 per share
(e)    CUSIP Number:                  747578 40 9

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

(a)-(j)  Not Applicable.

       If this Statement is filed pursuant to Rule 13d-1(c), check this box. [X]


ITEM 4.  OWNERSHIP

(a)      See response to Number 9 on cover page.
(b)      See response to Number 11 on cover page.
(c)(i)   See response to Number 5 on cover page.
(d)(ii)  See response to Number 6 on cover page.
(e)(iii) See response to Number 7 on cover page.
(f)(iv)  See response to Number 8 on cover page.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

     Not Applicable.


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CUSIP NO. 747578 40 9                13G/A                    PAGE 5 OF 7 PAGES


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

     Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

     Not Applicable.


ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

     Not Applicable.


ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

     Not Applicable.


ITEM 10. CERTIFICATION

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.





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CUSIP NO. 747578 40 9                13G/A                    PAGE 6 OF 7 PAGES



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                 Date:  September 25, 2001





                                                 DAN L. DREXLER


                                                      /s/ Dan L. Drexler
                                                 -------------------------------


                                                 RICHARD A. DREXLER


                                                      /s/ Richard A. Drexler
                                                 -------------------------------



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CUSIP NO. 747578 40 9                13G/A                    PAGE 7 OF 7 PAGES


EXHIBIT A

JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, par value $0.00001 per share, of Quality Products, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned hereby execute this Agreement as of the 7th day of April 2001.



DAN L. DREXLER


       /s/ Dan L. Drexler
--------------------------------

RICHARD A. DREXLER


      /s/ Richard A. Drexler
--------------------------------